

Nuri SAVIK

I have always loved the idea of PeerBie. Long before it was something we could actually hold in our hands and enjoy, the elegant but simple concept rooted in productivity immediately intrigued me. Intuitively, the fundamental premise just made sense – a social work platform stripped of distractions, a place to collaborate, a conduit for management, employees, and customers all to support one another. Whether we were consciously aware of it or not, this uniquely all-in-one super work app is something we have all been in desperate need of for far too long! And finally, the wait is over. Like all great ideas, this one has materialized and only gets even better every day. Using PeerBie MyWork, an organization being able to do so many things from a single interface instead of opening multiple applications and hearing endless positive feedback only reinforces my confidence in this journey. To top it off, the team making all of this happen is incredible. The intelligence, focus, determination, and work ethic of the Semih and his team coupled with such a universally principled concept leaves little to be desired. I am so impressed by how far PeerBie has come but even more excited about all the developments on the horizon!

Invested $10,000 this round & $1,000 previously